

February 5, 2007

Mr. Bob G. Alexander
Chairman, President and Chief Executive Officer
National Energy Group, Inc.
1400 One Energy Square
4925 Greenville Avenue
Dallas, TX 75206

      Re: **National Energy Group, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Filed March 16, 2006
                Form 8-K
                Filed November 28, 2006
                File No. 001-31345

Dear Mr. Alexander:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           April Sifford
                           Branch Chief